VIVOPOWER INTERNATIONAL PLC

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

September 19, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Packebusch

RE:	VIVOPOWER INTERNATIONAL PLC
Registration Statement on Form F-1 File No. 333-267481

Ladies and Gentlemen:

We are filing this letter in order to provide the staff of the Division of Corporation Finance sufficient time to perform its customary screening and review of registration statements prior to their effectiveness.

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form F-1 (File No. 333-267481) (the “Registration Statement”) filed by VivoPower International PLC on September 16, 2022:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact Daniel Bagliebter, Esq. of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to VivoPower International PLC, at (212) 692-6856, or in his absence, Ivan Blumenthal, Esq. at (212) 692-6784.

Very truly yours,

VivoPower International PLC

By:	/s/ Kevin Chin
Name:	Kevin Chin
Title:	Chief Executive Officer

cc:	Daniel Bagliebter, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Ivan Blumenthal, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.